UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2018
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 31, 2018, announcing preliminary financial results for the quarter ended March 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: May 31, 2018	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q1 2018 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, May 31, 2018. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2018.

Highlights

•	Declaration of first quarter dividend of $0.35 per share, the Company’s 57th consecutive quarterly dividend

•	Net income of $25 million and $133 million of total charter revenues for the first quarter

•	Acquisition of 15 feeder size container vessels in combination with seven-year lease back agreements, adding approximately $140 million to our charter backlog

•	Acquisition of four 14,000 TEU container vessels on long term charters to a leading container line until 2024, increasing the charter backlog by nearly $450 million

•	Further strengthened balance sheet with the issuance of $164 million of convertible notes due 2023

Selected key financial data

Three Months Ended
	Mar 31, 2018	Dec 31, 2017
Long term charter revenues(1)	$118 million	$139 million
Short term charters(2)	$15 million	$13 million
Total charter revenues(1)(2)	$133 million	$152 million
Adjusted EBITDA(3)	$100 million	$117 million
Net Income	$25 million	$20 million
Earnings per share	$0.24	$0.20

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Ship Finance has successfully deployed over $500 million towards accretive investments over the last three months. In the process, we have increased the size of our fleet considerably and further diversified our exposure with high quality counterparts.
The latest acquisition of four large eco-design container vessels alone increases the charter backlog by nearly $450 million, representing the Company’s largest investment in five years, and we are very pleased to build a relationship with another leading container line. This clearly demonstrates our ability to source accretive transactions and reflects our stated commitment to continue building our contracted backlog supporting a long term dividend policy.”

Dividends and Results for the Quarter Ended March 31, 2018
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around June 29, 2018 to shareholders on record as of June 15, 2018 and the ex-dividend date on the New York Stock Exchange will be June 14, 2018.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $92.3 million, or $0.89 per share, in the first quarter of 2018. This number excludes $7.8 million of charter revenues classified as ‘repayment of investment in finance leases’ and $33.0 million of charter revenues earned by 100% owned

1.
Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’.

2.	Includes gross hires from short term charters, voyage charters, gross revenue earned from pooled vessels and profit share income.

3.	Adjusted EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

assets classified as ‘investment in associates’. Inclusive of those revenues, total charter revenues were $133.2 million, or $1.29 per share.
The Company recorded a loss of $1.4 million on the sale and corresponding termination of the charter for Front Circassia, which was delivered to its new owner in February. Reported net operating income pursuant to U.S. GAAP for the quarter was $35.4 million, or $0.34 per share, and reported net income was $24.7 million, or $0.24 per share.

Business Update
As of March 31, 2018, and adjusted for subsequent acquisitions and divestments, the fixed rate charter backlog from the Company’s fleet of 87 vessels and rigs was approximately $3.6 billion, with an average remaining charter term of 5 years, or nearly 8 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.
Liner
Following the recent acquisitions, Ship Finance now has a fleet of 40 container vessels and two car carriers. All container vessels are employed on long term fixed rate charters. The container market has continued to show signs of improvement, and the Company is well positioned to further increase its investments in the sector, primarily focused on larger vessel sizes and long term charters.
In March, Ship Finance agreed to acquire a fleet of 15 feeder size container vessels. The vessels range in size from 1,100-4,400 TEU and were delivered to the Company in early April 2018, upon which they immediately commenced 7-year fixed rate bareboat charters. The transaction added approximately $140 million to our charter backlog, and EBITDA contribution will be approximately $20 million per year. The charterer has purchase options during the term of the charters and Ship Finance has a put option at the end of the period, eliminating residual risk.
Subsequent to quarter end, Ship Finance sold the 1,700 TEU vessel SFL Avon to an unrelated third party. The vessel was delivered to its new owner in May 2018 and net sales proceeds were approximately $12.5 million. The vessel had previously been employed in the short term charter market and the divestment was part of the Company’s continuous fleet adjustment and renewal program.
In May, the car carrier Glovis Conductor was chartered out for a period of one year to Mitsui OSK Line. Mitsui OSK Line is a leading car carrier operator and a new customer for Ship Finance. The current charter for the sister vessel Glovis Composer will expire later this year, and Ship Finance intends to recharter it in due course.
In May, the Company announced the acquisition of four 14,000 TEU container vessels in combination with long term time charters. The vessels are modern eco-design built in 2014, and the vessels are employed on long term time charters to a leading Asia-based container line until mid 2024, with options to extend the charters by 18 additional months.
The transaction is adding nearly $450 million to our charter backlog and the EBITDA contribution from these new vessels is estimated to approximately $60 million per year. The consideration to the sellers will be cash plus approximately 4 million newly issued shares in Ship Finance.

Tankers
The Company currently owns 14 crude oil, product and chemical tankers, of which most are employed on long term charters. The spot crude oil tanker market has remained soft for several quarters as a result of high fleet growth, cuts in OPEC volume and oil inventory draws.
The eight remaining crude oil tankers chartered to Frontline Shipping Limited (“FSL”), a non-recourse subsidiary of Frontline Ltd. (“Frontline”), earned approximately $12,300 on average per day, which is below the base charter rate of $20,000 per day. This is the fourth consecutive quarter these vessels earned less than the base rate. Until recently, FSL has been able to pay the base rate by drawing on a previously built up cash buffer.

According to Frontline, the charterer does not currently have sufficient funds to continue supporting the full charter hire, and until the spot market recovers above the base rate, the revenues from these vessels will therefore be linked to the actual earnings generated in the spot market.
The vessels are built between 2001-2004, and the Company’s average cash breakeven rate is approximately $11,500 per day after financing cost. These assets are the only vessels remaining from the Company’s inception 14 years ago, after selling the older vessels profitably over the years, and the vessels are financed with $133 million in debt which is in line with current recycling values. The market has remained weak into the second quarter, and spot charter rates currently reported in the market are below our breakeven rates.
The vessels continue trading as crude oil tankers, but we are exploring alternative uses for some of these vessels, such as conversion projects, long term storage or other alternative employment options, with a focus on improving long term value.
The average daily time charter equivalent rate for the Company’s two modern Suezmax tankers was approximately $15,100 in the first quarter, down from $20,400 in the previous quarter. The vessels are trading in the spot market in a pool with two sister vessels owned by Frontline.
Subsequent to quarter end, Ship Finance extended the charters to Sinochem for our two chemical tankers, Maria Victoria V and SC Guangzhou, by an additional three years. The charters will now expire in May 2021 and October 2021, respectively, and the combined EBITDA contribution is approximately $3 million per year.

Offshore
Ship Finance owns five offshore support vessels and four drilling rigs. Most of these assets are employed on long term charters.
Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited (“Seadrill”), where Seadrill is responsible for operating and maintenance costs.
The restructuring plan presented by Seadrill last year was approved by the U.S. bankruptcy courts in April 2018. Under this agreement, Ship Finance will receive approximately 30% reduced hire for a period of five years, with economic effect from January, and the EBITDA contribution in the first quarter was approximately $33 million after this adjustment. The reduced charter hire amounts will be added back from 2023, as a combination of higher charter rates and charter extensions.
Seadrill has sub-chartered the harsh environment jack-up rig West Linus to ConocoPhillips until the end of 2028. The harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters in the North Sea, while the semi-submersible rig West Taurus is currently in layup in Spain.
The 2007-built drilling rig Soehanah, is currently employed under a drilling contract with a national oil company in Asia until June 2019. The rig is debt free, and the EBITDA contribution from the charter is approximately $0.9 million per quarter.
Ship Finance has five offshore support vessels on long term charters to a non-recourse subsidiary of Solstad Farstad ASA (“Solstad”). The market for offshore support vessels remains challenging and the vessels are currently not employed on sub-charters. In light of the depressed market, Solstad has engaged in discussions for a potential restructuring of the capital structure of the subsidiary guaranteeing the performance under the charters. The outcome of these discussions is still pending, and the Company and other financial stakeholders have agreed to defer payment of any amounts owed to the respective parties until early June 2018 while the discussions are ongoing. These charters represents approximately $94 million, or less than 3%, of our total estimated charter backlog as of March 31, 2018, and we have provided a limited corporate guarantee of  $30 million under the related financing of the five vessels.

Dry Bulk
The Company owns 22 dry bulk carriers, 15 of which are employed on long term charters and seven of which are trading in the spot market.
The Company has the potential to generate additional revenues through the profit share agreement for eight Capesize vessels on long term charter to Golden Ocean Group Limited. The chartering market for dry bulk carriers softened from the fourth quarter to the first quarter, in line with expected seasonal variations in the sector. In the first quarter, the achieved market rates were therefore below the profit share threshold and there was no profit share recorded for this quarter.
Ship Finance owns two 82,000 dwt Kamsarmax bulkers and five 57,000 dwt Supramax bulkers employed on long term fixed rate time charters until 2018-2022. The Company also has seven Handysize vessels between 32,000 and 34,000 dwt employed in the spot market. These vessels earned average time charter equivalent rates of approximately $9,500 per trading day in the first quarter, up from $9,000 in the fourth quarter.

Financing and Capital Expenditure
As of March 31, 2018, Ship Finance had approximately $140 million of cash and cash equivalents. In addition, the Company had marketable securities of approximately $95 million, based on market prices at the end of the quarter. These include 11 million shares in Frontline and financial investments in senior secured bonds and other securities. At the end of the first quarter, Ship Finance also had six debt free vessels and rigs with a combined charter free value of $174 million, based on average broker appraisals.
In February 2018, the remaining outstanding principal of approximately $63 million of the Company’s senior unsecured convertible notes due in 2018 were settled, with the principal amount paid in cash, and the balance in approximately 650,000 newly issued shares.
Subsequent to quarter end, Ship Finance successfully issued $164 million of senior unsecured convertible notes due 2023. The five-year notes bear an interest of 4.875% per annum, and are convertible into the Company's common stock at an initial conversion price of approximately $18.93 per share, representing a premium of approximately 35% to the market price of Ship Finance’s shares at the time.
The 15 container vessels with long term charters acquired in April have initially been funded from the Company’s cash position. The Company has received a firm commitment for a $50 million financing of the vessels from a bank, with a duration matching the term of the charters with annuity style repayment profile. The financing remains subject to documentation and customary closing conditions, and is expected to be drawn in the second quarter 2018.
The cash consideration for the four 14,000 TEU container vessels acquired in May will be funded by a combination of cash on the balance sheet and a $320 million unsecured loan facility provided by an affiliate of Hemen Holdings Ltd., the Company’s largest shareholder. The loan facility is non-amortizing and has a term of more than one year. The Company is exploring long term financing alternatives for these vessels in the Asian capital market, based on the long term charters to a leading Asia-based container line.

Strategy and Outlook
Ship Finance believes the combination of a challenging banking market for many operators and low asset prices will create significant investment opportunities for the Company, particularly in market sectors where downside asset risk is limited and the potential exists for asset value appreciation.
We have continued to execute on our long-standing strategy of acquiring attractive assets with long term charters to reputable operators in the shipping and offshore markets, supporting a long term dividend capacity. The diversified and extensive charter portfolio with nearly eight years weighted average charter term provides the Company with good visibility into future cash flows, while our limited spot exposure and the structure of several of our charter contracts provides further upside to improving market conditions in certain sectors.
Following the court approval of the restructuring of Seadrill, Ship Finance has deployed significant capital towards new, accretive investments and increased our charter backlog by nearly $600 million. We believe that further attractive opportunities will be available in the near term and the Company intends to maintain its strong liquidity profile and consistent access to the capital markets to continue to execute on our long term business strategy.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed to be the ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as a webcast at our website at www.shipfinance.bm.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 31, 2018

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2018 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2017
except per share data)	2018	2017	(audited)
Charter revenues - operating lease	76,375	78,946	301,789
Charter revenues - finance lease	23,733	24,856	106,121
Revenues classified as Repayment of investment in finance leases	(7,759)	(7,862)	(32,846)
Profit share income	—	162	5,814
Total operating revenues	92,349	96,102	380,878

Gain (loss) on sale of assets and termination of charters	(1,428)	—	1,124

Vessel operating expenses	(30,697)	(33,088)	(131,794)
Administrative expenses	(2,529)	(1,724)	(7,432)
Depreciation	(22,334)	(22,649)	(88,150)

Total operating expenses	(55,560)	(57,461)	(227,376)

Operating income	35,361	38,641	154,626

Results in associates(1)	3,595	3,684	23,766
Interest income from associates(1)	3,532	3,532	15,265
Interest income, other	320	995	4,065
Interest expense	(20,861)	(20,093)	(81,401)
Amortization of deferred charges	(1,671)	(1,900)	(9,013)
Income (expense) related to non-designated derivatives	5,129	2,683	3,084
Mark to market of equity securities	(996)	—	—
Other financial items	246	(7,457)	(9,183)
Taxes	—	—	—
Net income	24,655	20,085	101,209

Basic earnings per share ($)	0.24	0.20	1.06

Weighted average number of shares(2)	103,357,879	101,804,631	95,596,644
Common shares outstanding(2)	103,582,238	102,930,873	102,930,873

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(2) The weighted average number of shares and the number of common shares outstanding excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the 2021 Notes, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2018 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2017
(in thousands of $)	2018	(audited)
ASSETS
Short term
Cash and cash equivalents	139,991	153,052
Investment in marketable securities	95,034	93,802
Amount due from related parties	6,202	9,625
Other current assets	51,704	61,216

Long term
Vessels and equipment, net	1,740,274	1,762,596
Investment in finance leases	557,011	585,975
Investment in associates(1)	14,706	10,678
Amount due from related parties - Long term(1)	294,800	314,000
Other long term assets	29,338	21,138

Total assets	2,929,060	3,012,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	374,500	313,823
Amount due to related parties	3,102	857
Other current liabilities	63,155	29,065

Long term
Long term interest bearing debt, net of deferred charges	1,060,659	1,190,184
Other long term liabilities	233,781	283,156

Stockholders’ equity	1,193,863	1,194,997
Total liabilities and stockholders’ equity	2,929,060	3,012,082

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2018 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2017
	2018	2017	(audited)

OPERATING ACTIVITIES
Net income	24,655	20,085	101,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,698	24,234	95,914
Adjustment of derivatives to fair value recognised in net income	(5,599)	(3,484)	(8,208)
Mark to market of equity securities	996	—	—
Results in associates	(3,595)	(3,684)	(23,766)
Loss (gain) on sale of assets and termination of charters	1,428	—	(1,124)
Other, net	98	11,327	10,262
Change in operating assets and liabilities	8,291	(3,786)	3,509
Net cash provided by operating activities	49,972	44,692	177,796

INVESTING ACTIVITIES
Repayment of investment in finance leases	7,530	7,633	31,929
Net investment in newbuildings and vessel deposits	—	—	(81,664)
Proceeds from sale of vessel/newbuildings and termination of charters	17,528	—	74,791
Cash received from (paid to) associates(1)	27,472	(3,646)	27,322
Other assets / investments	—	11,720	(4,016)
Net cash provided by/ (used in) investing activities	52,530	15,707	48,362

FINANCING ACTIVITIES
Repayments of lease obligation liability	(1,872)	(1,741)	(5,296)
Proceeds from long and short term debt	19,000	—	302,104
Expenses paid in connection with securing finance	(22)	(1,033)	(2,554)
Repayment of long and short term debt	(33,197)	(85,231)	(179,354)
Resale (repurchase) of Company bonds	(63,218)	—	(68,383)
Principal settlements of cross currency swaps, net	—	(29,186)	(29,186)
Cash received from share issue	—	88	88
Cash dividends paid	(36,254)	(36,026)	(152,907)
Net cash provided by/ (used in) financing activities	(115,563)	(153,129)	(135,488)

Net increase/ (decrease) in cash and cash equivalents	(13,061)	(92,730)	90,670
Cash and cash equivalents at beginning of period	153,052	245,782	62,382
Cash and cash equivalents at end of period	139,991	153,052	153,052

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2018 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Condensed income statement data for the three months ended March 31, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	8,735	9,586	14,727	33,048
Revenues classified as Repayment of investment in finance leases	(4,038)	(4,926)	(8,249)	(17,213)
Interest expense, related party(1)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,276)	(2,698)	(3,351)	(8,325)
Other items	(214)	(193)	24	(383)
Net income(2)	936	869	1,790	3,595

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of March 31, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	561	561
Investment in finance leases	330,442	320,781	422,885	1,074,108
Other assets	4,455	4,535	788	9,778
Total assets	334,897	325,316	424,234	1,084,447

Short term and current portion of long term interest bearing debt	20,368	27,500	47,500	95,368
Other current liabilities	6,951	6,007	6,334	19,292

Long term interest bearing debt	199,251	216,100	249,375	664,726
Long term loans from shareholders, net	104,756	72,098	113,501	290,355

Stockholder's equity(1)	3,571	3,611	7,524	14,706

Total liabilities and stockholder's equity	334,897	325,316	424,234	1,084,447

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
FIRST QUARTER 2018 (UNAUDITED)

Adjusted EBITDA	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2017
	2018	2017	(unaudited)
Net income	24,655	20,085	101,209

Add:
(Income) expense related to non-designated derivatives	(5,129)	(2,683)	(3,084)
Mark to market of equity securities	996	—	—
Amortization of deferred charges	1,671	1,900	9,013
Interest expense	20,861	20,093	81,401
Interest income, other(1)	(319)	(739)	(1,723)
Interest income from associates	(3,532)	(3,532)	(15,265)
Results in associates	(3,595)	(3,684)	(23,766)
Depreciation	22,334	22,649	88,150
Loss (gain) on sale of assets and termination of charters	1,428	—	(1,124)
Repayment of investment in finance leases	7,530	7,633	31,929
Other reconciling items	(438)	7,217	11,557
Investment in subsidiaries accounted for as associates:
Charter revenues - finance lease	33,048	47,884	189,921

Adjusted EBITDA (2)	99,510	116,823	468,218

(1)	Interest income excludes income generated from financial investments.

(2)
‘Adjusted EBITDA’ is a non-GAAP measure. It is defined as aggregate charter hire from all our 100% owned assets, profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.